Filed by AlloVir, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AlloVir, Inc.

Commission File No.: 001-39409

Date: November 8, 2024

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 7, 2024, among AlloVir, Inc., a Delaware corporation (“AlloVir”), Aurora Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of AlloVir, and Kalaris Therapeutics, Inc., a Delaware corporation (“Kalaris”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Kalaris (the “Merger”), with Kalaris continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of AlloVir.

The following is an investor presentation presented by AlloVir and Kalaris on November 8, 2024 regarding the announcement of the proposed Merger transaction involving AlloVir and Kalaris.

Disclaimer This communication has been prepared solely for the purpose of considering a proposed merger involving AlloVir, Inc. (“AlloVir”) and Kalaris Therapeutics, Inc. (“Kalaris”). This communication does not propose to contain all information that may be required to evaluate a proposed merger. This communication is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by AlloVir or Kalaris or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this communication or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a proposed merger, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, none of AlloVir or Kalaris or any of their respective affiliates, directors, officers, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this communication and any such liability is expressly disclaimed. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed merger by and between AlloVir and Kalaris; the combined company’s listing on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company; expectations regarding the structure, timing and completion of any bridge financing, including investment amounts from investors; the anticipated timing of the closing; the expected executive officers and directors of the combined company; timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at the closing and cash runway of the combined company following the proposed merger and any bridge financing; the future operations of the combined company, including research and development activities; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company, including expectations around market exclusivity and intellectual property protection; the location of the combined company’s corporate headquarters; anticipated clinical drug development activities and related timelines, including the expected timing for announcement of data and other clinical results; expectations regarding the therapeutic benefits, clinical potential and clinical development of TH103; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first made, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting AlloVir, Kalaris, the proposed merger or any bridge financing will be those that have been anticipated. Forward-looking statements are subject to a number of important risks and uncertainties, many of which involve factors or circumstances that are beyond AlloVir’s and Kalaris’ control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing are not satisfied, including the failure to timely obtain stockholder approval for the proposed merger from both AlloVir’s and Kalaris’ stockholders, if at all; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of AlloVir and Kalaris to consummate the proposed merger; (iii) risks related to AlloVir’s continued listing on Nasdaq until closing of the proposed merger; (iv) risks related to AlloVir’s and Kalaris’ ability to manage their operating expenses and their expenses associated with the proposed merger pending the closing, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (v) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (vi) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; (vii) the risk that as a result of adjustments to the exchange ratio, AlloVir stockholders and Kalaris stockholders could own more or less of the combined company than is currently anticipated; (viii) risks related to the market price of AlloVir’s common stock relative to the value suggested by the exchange ratio; (ix) unexpected costs, charges or expenses resulting from the proposed merger; (x) competitive responses to the proposed merger; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; (xii) the uncertainties associated with Kalaris’ product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; (xiii) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates; (xiv) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xv) risks related to the failure to realize any value from product candidates being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xvi) the ability to obtain, maintain, and protect intellectual property rights related to product candidates; (xvii) changes in regulatory requirements and government incentives; (xviii) competition; (xix) risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the proposed merger, including with respect to future financial and operating results; (xx) the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of AlloVir or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages; and (xxi) the risk that any bridge financing is not consummated prior to the closing, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in AlloVir’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that AlloVir makes and will make with the SEC in connection with the proposed merger, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Each of AlloVir and Kalaris expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in AlloVir or Kalaris. Industry and Market Data: This communication contains estimates and other statistical data made by independent parties and by AlloVir and Kalaris relating to market size and growth and other data about AlloVir’s and Kalaris’ industries. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of AlloVir’s, Kalaris’, and the combined company’s future performance and the future performance of the markets in which AlloVir and Kalaris operate are necessarily subject to a high degree of uncertainty and risk. Drugs and Clinical Investigation: This communication concerns drugs that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration or any other similar regulatory authority. Such drugs are currently limited by federal law to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. Trademarks and Intellectual Property: This communication may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this communication may be listed with the TM, SM, © or ® symbols, but AlloVir and Kalaris will assert, to the fullest extent under applicable law, the rights of applicable owners, if any, to these trademarks, service marks, trade names and copyrights. No Offer or Solicitation: This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities nor a solicitation of any vote or approval with respect to the proposed merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, and otherwise in accordance with applicable law. Additional Information and Where to Find It This communication relates to the proposed merger involving AlloVir and Kalaris and may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, AlloVir intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S- 4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that AlloVir may file with the SEC and or send to AlloVir’s stockholders in connection with the proposed merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF ALLOVIR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLOVIR, THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by AlloVir with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by AlloVir with the SEC will also be available free of charge on AlloVir’s website at www.allovir.com, or by contacting AlloVir’s Investor Relations at ir@allovir.com. Participants in the Solicitation AlloVir, Kalaris, and their respective directors and certain of their executive officers and other members of management may be considered participants in the solicitation of proxies from AlloVir’s stockholders with respect to the proposed merger under the rules of the SEC. Information about the directors and executive officers of AlloVir is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 15, 2024, subsequent Quarterly Reports on Form 10-Q , the definitive proxy statement for AlloVir’s 2024 annual meeting of stockholders, which was filed with the SEC on April 23, 2024 and other documents that may be filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of Kalaris, and a description of their direct and indirect interests, by security 1 holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described above.

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Proposed Merger of Kalaris Therapeutics and AlloVir

Transaction Summary & Structure

- Merger with Kalaris, a clinical-stage company focused on retinal diseases
- Implied ownership split post-combination per the following:
  - Kalaris: 74.95% / AlloVir: 25.05% (without giving effect to any bridge financing)
- Kalaris / AlloVir business combination overview
  - Kalaris valuation of $347 million
  - AlloVir valuation of $116 million (assuming ~$100 million of cash at the closing)
- Upon closing, company expected to be renamed "Kalaris Therapeutics, Inc.", trading on NASDAQ as "KLRS"
- Supported by the board of directors of each company and subject to stockholder approval and other customary closing conditions
- Bridge note financing of up to $15 million on a post-money basis, expected to be funded into Kalaris with $7.5 million to be provided by existing Kalaris stockholders and $7.5 million to be provided by AlloVir, prior to closing of the business combination

Capitalization

- Cash post-transaction expected to fund the company into Q4 of 2026
- AlloVir required to have minimum net cash of at least $95 million at closing

Transaction Timeline

- Merger expected to close in Q1 2025

Post-Closing

- The combined company to be led by current Kalaris CEO, Andrew Oxtoby
- Post-closing Board of Directors to be led by current AlloVir Chair, David Hallal

3

VEGF has been the primary target for neovascular / exudative retinal diseases for over ~20 years TH103 2004 2006 2019 2023 Dawn of anti-VEGF era à Expansion of anti-VEGF therapeutics market NEX T -GEN ANTI - VE G F 2011 2005 (off-label use) 2022 Kalaris is focused on driving the next wave of innovation for retinal neovascular / exudative disease VEGF = Vascular Endothelial Growth Factor 4 Sources: FDA Approval

Company Overview November 2024 5

Potential best in class anti-VEGF therapeutic for common retinal neovascular / exudative diseases

$14 Billion[1] and growing retinal neovascular / exudative disease branded market, with significant remaining unmet need

Invented by VEGF pioneer and scientific co-founder Dr. Napoleone Ferrara, lead asset TH103 is a fusion protein targeting VEGF, the primary mediator of disease activity

TH103 has demonstrated longer-acting and increased anti-VEGF activity in head-to-head preclinical studies against the market leading agent[2]

Phase 1 clinical trial of TH103 for the treatment of nAMD is currently enrolling, with initial data expected Q3 2025

Management and Board with experience developing and commercializing retina therapeutics and successfully building biopharma companies



Kalaris Therapeutics

Sources: 1) Based on publicly available sales data 2023; 2) Xin, H., Biswas, N., Li, P., Zhong, C., Chan, T. C., Nudleman, E., & Ferrara, N. (2021). Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders. Proceedings of the National Academy of Sciences, 118(21), e1921252118.

6

$14B global branded anti-VEGF market, projected to grow to 1 approximately $18B by 2029 2 Global Anti-VEGF Units in Branded Anti-VEGF Therapies 2023 Global Net Sales 1 Retinal Disease (2023) ~$2.7B in first full calendar year $14B 2 (2023); ~$3.5B 2024 YTD through Q3 faricimab $12B aflibercept HD $10B Compounded 2 bevacizumab ~$9.7B at peak (2022) $8B (~30%) Branded anti-VEGFs aflibercept $6B (~70%) $4B $2B ranibizumab 2005 2007 2009 2011 2013 2015 2017 2019 2021 2023 Sources: 1) 2024 Retinal Pharmaceuticals Market Report, Market Scope September 2024; 2) Company annual and quarterly reports 7

1,2,3,4,5 Suboptimal Real-World outcomes as compared to clinical trial results 6 7 Registrational Clinical Trial Real World Study 0.5 mg of Ranibizumab 8 0.3 mg of ranibizumab 6 4 2 0 Day 7 Month Month Month Month Month Month Month Month 3 6 9 12 15 18 21 24 -2 Months Days -4 A major unmet need remains for a long-acting agent that preserves patient vision and reduces patient visit burden Sources: 1) Prenner, J.L. ∙ Halperin, L.S. ∙ Rycroft, C., Am J Ophthalmol. 2015; 160:725-731.e1; 2) Varano, M. ∙ Eter, N. ∙ Winyard, S.,  Clin Ophthalmol. 2015; 9:2243-2250; 3) Monés, J. ∙ Singh, R.P. ∙ Bandello, F.,  Ophthalmologica. 2020; 243:1-8; 4) Gohil, R. ∙ Crosby-Nwaobi, R. ∙ Forbes, A., PLOS ONE. 2015; 10, e0129361; 5) MacCumber, M.W. ∙ Yu, J.S. ∙ Sagkriotis, A.,  Can J Ophthalmol. 2023; 58:252-261; 6) Rosenfeld PJ, Brown DM, Heier JS, Boyer DS, Kaiser PK, Chung CY, Kim RY; MARINA Study Group. Ranibizumab for neovascular age-related macular 8 degeneration. N Engl J Med. 2006; 7) Holz FG, et al. Br J Ophthalmol 2015;99:220-226 Mean Change in Visual Acuity (no. of letters) Mean Visual Activity Difference from Baseline (LOCF) (letters)

Our lead asset, TH103, was invented by VEGF pioneering scientist and Lasker Award winner Napoleone Ferrara, MD • Co-discoverer of VEGF and VEGF isoforms while at Genentech • Inventor of Anti-VEGF Agents, Avastin, Lucentis and TH103 • Winner of Major Awards including Lasker Award, Champalimaud Vision Award and Breakthrough Prize in Life Sciences Napoleone Ferrara Kalaris Co-Founder Genentech Fellow | Professor, UCSD 9

TH103 TH103 is a fully humanized, recombinant fusion protein designed for intravitreal delivery, with potential to be a best-in-class anti-VEGF agent. TH103 acts against VEGF as a soluble decoy receptor and has been engineered for longer-acting and increased anti-VEGF activity. 10

TH103 leverages 2 key domains from VEGF Receptor 1 (VEGFR1) aflibercept TH103 EXTRACELLULARDOMAINS EXTRACELLULARDOMAINS 2 1 3 4 5 6 7 1 2 3 4 5 6 7 VEGFR1 VEGFR1 2 1 4 3 5 6 7 VEGFR2 2 3 Fc Fc 2 3 Fc Both domain sequences are from VEGFR1, fused to IgG Fc. Domain 2 is from VEGFR1, and domain 3 is from VEGFR2, fused to IgG Fc. # VEGFR1-domain # # VEGFR2-domain # Key: Source: Xin, H., Biswas, N., Li, P., Zhong, C., Chan, T. C., Nudleman, E., & Ferrara, N. (2021). Heparin-binding VEGFR1 variants as long-acting VEGF 11 inhibitors for treatment of intraocular neovascular disorders. Proceedings of the National Academy of Sciences, 118(21), e1921252118.

TH103's domain 3 from VEGF***R1*** has the potential to confer sustained retinal retention, possibly leading to longer treatment effect

TH103



2
3
Fc

aflibercept



2
3
Fc

Domain 3 from VEGF*R1*:

Binds strongly to heparan sulfate proteoglycans (HSPG) which are present in all retinal layers, thereby sequestering TH103 in the eye

In contrast, domain 3 from VEGF*R2*:

Binds less strongly to HSPG, leading to reduced tissue sequestration (preferred for systemic circulation, e.g., ZALTRAP®, but suboptimal for ocular retention)[2]

Key: # *VEGFR1-domain #* # *VEGFR2-domain #*

Kalaris Therapeutics

Source: 1) Xin H, Biswas N, Li P, et al. 2021. 'Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders', Proc Natl Acad Sci U S A, 118.; 2) Holash, J., Davis, S., Papadopoulos, N., Croll, S. D., Ho, L., Russell, M., ... & Rudge, J. S. (2002). VEGF-Trap: a VEGF blocker with potent antitumor effects. *Proceedings of the National Academy of Sciences*, 99(17), 11393-11398.

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Pre-Clinical Development

TH103 achieved 100% inhibition of VEGF-induced endothelial cell proliferation vs. 80% by aflibercept


TH103
-0.4
-0.2
0.0
0.2
0.4
0.6
0.8
1.0
1.2
% of inhibition (x100)
0.001
0.01
0.1
1
10
100
Concentration (nM)
TH103:
100%
inhibition


aflibercept
-0.4
-0.2
0.0
0.2
0.4
0.6
0.8
1.0
1.2
% of inhibition (x100)
0.001
0.01
0.1
1
10
100
Concentration (nM)
aflibercept:
80%
inhibition

Note: Bovine choroidal endothelial cell proliferation assay; human choroidal endothelial cells proliferate in nAMD pathologic angiogenesis

Kalaris Therapeutics

Source: Xin, H., Biswas, N., Li, P., Zhong, C., Chan, T. C., Nudleman, E., & Ferrara, N. (2021). Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders. Proceedings of the National Academy of Sciences, 118(21), e1921252118.

14

Mouse laser choroidal neovascularization (CNV) model to evaluate anti-VEGF activity

The rodent laser-induced CNV model is the most widely used animal model to study the effects of anti-VEGFs in inhibiting CNV

- While not a direct model of AMD, this model assesses anti-neovascular effects *in vivo* and has been used to test all the approved drugs in this class
- A laser is used to perforate retinal membranes to induce CNV
- A decrease in CNV area is indicative of anti-VEGF effect

Experiment Design



Laser
Day -1
Day 0
Day 7
TH103 or aflibercept administration
Measure CNV Size

Kalaris Therapeutics

Source: Adapted from Xin H, Biswas N, Li P, et al. 2021. 'Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders', *Proc Natl Acad Sci U S A*, 118.

15

TH103 demonstrated increased reduction in mean CNV area after administration at Day -1 at equimolar dosing


Mean CNV Area
Mean CNV Area
(ratio to IgG control)
1.5
1.0
0.5
0.0
*
**
Control
aflibercept (2.5μg)
aflibercept (25μg)
TH103 (2.5μg)
= Standard error

In a murine model, **TH103 showed smaller mean CNV area** compared to equimolar aflibercept

*Note: Data are based on three independent experiments with at least five mice per group; Asterisks denote significant differences (Student's t test) compared to the appropriate IgG control groups (**P < 0.01, *P < 0.05)*

Kalaris Therapeutics

Source: Adapted from Xin H, Biswas N, Li P, et al. 2021. 'Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders', *Proc Natl Acad Sci U S A*, 118.

16

TH103's greater affinity for heparan sulfate proteoglycan has the potential to prolong its ocular retention

HSPG is ubiquitous in the human retina & vitreous[1]; published third-party preclinical animal model data showed HSPG to be upregulated near growing CNVs[2]

Adult Human Retina Cross-section[1]



Green: Heparan sulfate antibody
Blue: DAPI staining of cell nuclei


Photoreceptors
Choroid

Domain 3 of VEGFR1 binds HSPG with high affinity, **potentially prolonging ocular retention**[3]

Kalaris Therapeutics

Sources: 1) Clark SJ, Keenan TD, Fielder HL, et al. 2011. 'Mapping the differential distribution of glycosaminoglycans in the adult human retina, choroid, and sclera', Invest Ophthalmol Vis Sci, 52: 6511-21; 2) Regatieri, C. V., Dreyfuss, J. L., Melo, G. B., Lavinsky, D., Hossaka, S. K., Rodrigues, E. B., ... & Nader, H. B. (2010). Quantitative evaluation of experimental choroidal neovascularization by confocal scanning laser ophthalmoscopy: fluorescein angiogram parallels heparan sulfate proteoglycan expression. Brazilian Journal of Medical and Biological Research, 43, 627-633; 3) Xin H, Biswas N, Li P, et al. 2021. 'Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders', Proc Natl Acad Sci U S A, 118.

17

TH103 demonstrated increased retention in the retina as compared to aflibercept at two weeks Rabbit Retina Cross-Sections at Day 14 aflibercept TH103 Note: Darker immunohistochemistry staining indicates higher drug levels present In a rabbit model, more TH103 remained in the retina 14 days following intravitreal administration compared to an equimolar dose of aflibercept Source: Ferrara Lab, University of California San Diego 18

Mouse laser CNV model with earlier drug administration to evaluate durability of anti-VEGF activity

Rather than at Day -1, in this experiment TH103 and aflibercept were administered 14 days prior to laser injury to assess durability of treatment effect

Experiment Design


Laser
Day -14
Day 0
Day 7
TH103 or aflibercept administration (equimolar)
Measure CNV Size

Kalaris Therapeutics

Source: Adapted from Xin H, Biswas N, Li P, et al. 2021. 'Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders', *Proc Natl Acad Sci U S A*, 118.

19

TH103 demonstrated increased duration of action in reducing mean CNV area after administration at Day -14



Mean CNV Area
1.5
1
0.5
0
Mean CNV Area
(ratio to IgG control)
***
^^^
Control
Aflibercept
(4.8µg)
TH103
(4.8µg)
= Standard deviation

In the second murine experiment, **TH103 showed smaller mean CNV area** compared to equimolar aflibercept 21 days after injection.

*Note: TH103 and aflibercept administered 14 days prior to laser injury; CNV measurement at Day 7 post-laser; Symbols denote significant differences (Student's t test) between TH103 and control (***P < 0.001) and between TH103 and aflibercept (^^^P < 0.001)*

Kalaris Therapeutics

Source: Adapted from Xin H, Biswas N, Li P, et al. 2021. 'Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders', *Proc Natl Acad Sci U S A*, 118.

20

TH103 demonstrated increased duration of action in reducing mean CNV area after administration at Day -14


No Effect on CNV Size
Limited Effect on CNV Size
Significant Reduction in CNV Size

Control | **aflibercept (4.8μg)** | **TH103 (4.8μg)**

Note: TH103 and aflibercept administered 14 days prior to laser injury; CNV measurement at Day 7 post-laser; Green staining indicates the area of CNV

TH103 remained more active in reducing CNV growth after 21 days in mice, suggesting **enhanced retinal retention and the potential for increased duration of action**

Kalaris Therapeutics

Source: Adapted from Xin H, Biswas N, Li P, et al. 2021. 'Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders', *Proc Natl Acad Sci U S A*, 118.

21

TH103: potential best-in-class treatment for retinal neovascular / exudative diseases

Preclinical Results:

- ✓ Increased inhibition of VEGF-induced endothelial cell proliferation (*in vitro*)
- ✓ Increased reduction in mean CNV area after administration at Day -1 (*in vivo*)
- ✓ Increased retention in the retina at two weeks post-injection (*in vivo*)
- ✓ Increased duration of action in reducing mean CNV area after administration at Day -14 (*in vivo*)



Kalaris Therapeutics

Source: Xin, H., Biswas, N., Li, P., Zhong, C., Chan, T. C., Nudleman, E., & Ferrara, N. (2021). Heparin-binding VEGFR1 variants as long-acting VEGF inhibitors for treatment of intraocular neovascular disorders. Proceedings of the National Academy of Sciences, 118(21), e1921252118.
1- Extrapolated from serum pharmacokinetics

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Clinical Development Program

Clinical Development Program Summary Ø Received IND clearance from the FDA in June 2024 for a Phase 1 clinical trial of TH103 for nAMD Ø Currently enrolling treatment-naïve, nAMD subjects in Phase 1 clinical trial Ø Initial clinical trial data are anticipated Q3 2025, with additional Phase 1 data expected in 2026 Ø Initiation of a Phase 2 clinical trial of TH103 for nAMD in 2026 Ø Plan to expand beyond nAMD into other prevalent VEGF-mediated diseases such as Diabetic Macular Edema / Diabetic Retinopathy, Retinal Vein Occlusion, and potentially others in the future 24

Phase 1 clinical trial for nAMD

Part 1

Open label, single ascending dose study for safety and pharmacokinetics

Population

Age 50+, diagnosed nAMD, treatment naïve, > 325 microns CST

4 cohorts, 3 subjects per cohort*

- 0.5 mg/eye
- 2.5 mg/eye
- 5.0 mg/eye
- 10.0 mg/eye

*Option to expand cohorts up to 6 subjects

Single intravitreal dose

Part 2

Open label, single dose study of TH103 after demonstrated response and subsequent fluid reemergence with current anti-VEGF therapy

Population

Age 50+, diagnosed nAMD, treatment naïve, > 325 microns CST

n=12 subjects treated with TH103

Induction

Up to 3 monthly aflibercept injections until fluid resolution

TH103 administration

After fluid reemergence, subjects receive a single administration of TH103 at one of two selected dose levels from Part 1

Subjects are monitored every 2 weeks for increases in central subfield thickness (CST)

Initial clinical data from Part 1 anticipated in Q3 2025 expected to include initial safety data, maximum tolerated dosage, and preliminary data supporting anti-VEGF effect of TH103 on fluid and visual acuity

Kalaris Therapeutics

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Management and Board with experience developing and commercializing retina therapeutics and successfully building biopharma companies

Current Board of Directors*

Samir Patel, MD
Exec. Chair and Co-founder
Co-founder & CEO, President, and Director of Ophthotech (Iveric); Co-founder, Eyetech

Napoleone Ferrara, MD
Director & Co-Founder, Kalaris
Genentech Fellow; Professor, UCSD

Anthony Adamis, MD
Director, Kalaris
Ex-Global Head of Ophthalmology, Genentech / Roche; Co-founder and CSO of Eyetech; Co-founder and CSO of EyeBio

Srinivas Akkaraju, MD, PhD
Director & Co-founder, Kalaris
Managing Partner, Samsara

Mike Dybbs, PhD
Director & Co-founder, Kalaris
Partner, Samsara

Current Management Team

Andrew Oxtoby
CEO & Director, Kalaris
Lilly; Aimmune; Chinook

Jeffrey Nau, PhD
COO, Kalaris
Genentech; Ophthotech (Iveric); Oyster Point

Matthew Feinsod, MD
Medical Lead, Kalaris
FDA; Eyetech; Imagen; AGTC

Jill Porter, PhD
VP CMC, Kalaris
Roche; Agennix; OxThera

Nancy Davis
VP Clinical Ops, Kalaris
IOTA Biosciences; Viridian; Eyetech, Aerie; Novartis

Select Key Accomplishments

- Discoverer of VEGF, VEGF receptors, VEGF isoforms
- Leadership involved in developing first two anti-VEGF agents ever FDA approved
- FDA approvals of first nAMD and dry-AMD therapeutics
- Collective 60 years of experience in anti-VEGF therapeutic development
- Investment firm with track record in funding successful retina therapeutic development to FDA approval
- Extensive experience in pre-clinical through commercial stage

Kalaris Therapeutics

*Kalaris Therapeutics Board of Directors membership as of November 8, 2024

26

Cash post-transaction expected to fund the combined company into Q4 2026 Following the merger closing, the combined company is expected to have pro forma cash of ~$100 million*, which is projected to fund the combined company into Q4 2026, including Phase 1 data generation and readiness for Phase 2 clinical trials. Anticipated Milestones Ø Phase 1 clinical trial initial data readout (Q3 2025) Ø Phase 2 clinical trial initiation (1H 2026) Ø Additional follow-up data from Phase 1 (2026) *Assumes $95 million AlloVir net cash at closing 27

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed merger by and between AlloVir and Kalaris; the combined company’s listing on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company; expectations regarding the structure, timing and completion of any bridge financing, including investment amounts from investors; the anticipated timing of the closing; the expected executive officers and directors of the combined company; timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at the closing and cash runway of the combined company following the proposed merger and any bridge financing; the future operations of the combined company, including research and development activities; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company, including expectations around market exclusivity and intellectual property protection; the location of the combined company’s corporate headquarters; anticipated clinical drug development activities and related timelines, including the expected timing for announcement of data and other clinical results; expectations regarding the therapeutic benefits, clinical potential and clinical development of TH103; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first made, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting AlloVir, Kalaris, the proposed merger or any bridge financing will be those that have been anticipated.

Forward-looking statements are subject to a number of important risks and uncertainties, many of which involve factors or circumstances that are beyond AlloVir’s and Kalaris’ control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing are not satisfied, including the failure to timely obtain stockholder approval for the proposed merger from both AlloVir’s and Kalaris’ stockholders, if at all; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of AlloVir and Kalaris to consummate the proposed merger; (iii) risks related to AlloVir’s continued listing on Nasdaq until closing of the proposed merger; (iv) risks related to AlloVir’s and Kalaris’ ability to manage their operating expenses and their expenses associated with the proposed merger pending the closing, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (v) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (vi) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; (vii) the risk that as a result of adjustments to the exchange ratio, AlloVir stockholders and Kalaris stockholders could own more or less of the combined company than is currently anticipated; (viii) risks related to the market price of AlloVir’s common stock relative to the value suggested by the exchange ratio; (ix) unexpected costs, charges or expenses resulting from the proposed merger; (x) competitive responses to the proposed merger; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; (xii) the uncertainties associated with Kalaris’ product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; (xiii) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates; (xiv) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xv) risks related to the failure to realize any value from product candidates being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xvi) the ability to obtain, maintain, and protect intellectual property rights related to product candidates; (xvii) changes in regulatory requirements and government incentives; (xviii) competition; (xix) risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the proposed merger, including with respect to future financial and operating results; (xx) the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of AlloVir or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages; and (xxi) the risk that any bridge financing is not consummated prior to the closing, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in AlloVir’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that AlloVir makes and will make with the SEC in connection with the proposed merger, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Each of AlloVir and Kalaris expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in AlloVir or Kalaris.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities nor a solicitation of any vote or approval with respect to the proposed merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to the proposed merger involving AlloVir and Kalaris and may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, AlloVir intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that AlloVir may file with the SEC and or send to AlloVir’s stockholders in connection with the proposed merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF ALLOVIR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLOVIR, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by AlloVir with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by AlloVir with the SEC will also be available free of charge on AlloVir’s website at www.allovir.com, or by contacting AlloVir’s Investor Relations at ir@allovir.com.

Participants in the Solicitation

AlloVir, Kalaris, and their respective directors and certain of their executive officers and other members of management may be considered participants in the solicitation of proxies from AlloVir’s stockholders with respect to the proposed merger under the rules of the SEC. Information about the directors and executive officers of AlloVir is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 15, 2024, subsequent Quarterly Reports on Form 10-Q , the definitive proxy statement for AlloVir’s 2024 annual meeting of stockholders, which was filed with the SEC on April 23, 2024 and other documents that may be filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of Kalaris, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described above.